February 15, 2006

Room 7010

Arthur R. Zunker, Jr.
Senior Vice President, Treasurer and Chief Financial Officer
Eagle Materials Inc.
3811 Turtle Creek Blvd., Suite 1100
Dallas, TX 75219

Re:	Eagle Materials, Inc.
	Form 10-K for Fiscal Year Ended March 31, 2005
Forms 10-Q for the Fiscal Quarters Ended September 30, 2005 and
December 31, 2005
	File No. 001-12984

Dear Mr. Zunker:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended March 31, 2005

1. Tell us how you determined the significance of your joint venture in Texas Lehigh Cement Company with regards to Rule 3-09 of Regulation S-X. We note you have provided summarized financial information consistent with Rule 4-08(g) on page 52 of your Form 10-
K. This information appears to suggest that your total earnings before income taxes for the Texas and Illinois joint ventures were approximately 23% and 28% of the Company`s total earnings before income taxes for 2004 and 2003, respectively. Tell us how much of the earnings presented in your Rule 4-08(g) information related to Texas Lehigh Cement Company joint venture during 2004 and 2003 and how this information was considered in determining significance for
Rule 3-09 purposes.

To the extent, you have not met the 20% threshold required in Rule
3-
09 for any of the years presented, we recommend that you reassess the
Texas Lehigh Cement Company joint venture and these thresholds during each reporting period to determine whether or not providing the Rule
3-09 financial statements is appropriate. In this regard, it appears that the Texas Lehigh Cement Company joint venture represented 17% of the Company`s total earning before income taxes in 2005.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


	You may contact Melissa Rocha at (202) 551-3854 or me at
(202)
551-3255 if you have questions regarding comments on the financial statements and related matters.


Sincerely,


Nili N. Shah
Branch Chief

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Raymond J. Seabrook
Ball Corporation
February 15, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
   CORPORATION FINANCE